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SIMPSON THACHER & BARTLETT LLP

November 9, 2004

VIA FACSIMILE

TO:	Perry Hindin
FROM:	Ed Tolley
RE:	Foundation Coal Holdings, Inc. Proposed Amendment No. 3 to Form S-1 File No. 333-18427 (the "Registration Statement")

        As you discussed with me and as Scott Fisher discussed with Sandra Eisen on November 2, 2004, enclosed please find (1) a draft letter of proposed responses to the comment letter of the Staff of the Securities and Exchange Commission, dated October 29, 2004, relating to Amendment No. 2 to the Registration Statement and (2) the relevant pages of Amendment No. 3 to the Registration Statement that have been revised in response to the Staff's comments and that will be included in the Registration Statement when it is formally filed. We have marked all the pages to show changes from Amendment No. 2 to the Registration Statement and are in the process of filing the same as EDGAR correspondence (together with the two pages that were sent to Sandra Eisen on November 2, 2004).

        Please call me (212-455-3189) when you receive the enclosed materials with any questions.

                                                                                        E.P.T.

Enclosures

DRAFT FOR SEC REVIEW

                      November    , 2004

VIA FEDERAL EXPRESS AND EDGAR

    Re:
    Foundation Coal Holdings, Inc.
    Amendment No. 2 to Form S-1
    filed on October 22, 2004
    File No. 333-118427

Perry Hindin
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Hindin:

        On behalf of Foundation Coal Holdings, Inc. (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated October 29, 2004 (the "comment letter") relating to Amendment No. 2 to the above-referenced Registration Statement on Form S-1 filed on October 22, 2004 (the "Registration Statement"). We have also revised the Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which reflects these revisions and updates certain other information.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 3.

General

1.
We note your response to prior comments 1 and 5. You also omit quantitative information from the new "dividend policy" disclosure. As you prepare your response and create an updated internal timetable, factor in a reasonable amount of time for the staff's review. We may have further comments upon reviewing the additional disclosure and new information you intend to provide.

  We note the Staff's comment. We have also included the price range and offering size and related disclosure in Amendment No. 3 for the Staff's review. [Note to Staff: In the interests of providing previously omitted offering information to the Staff to aid and expedite its review, we have attached the cover page, the "dividend policy" page and certain other selected pages that include previously omitted offering information.]

  Finally, Amendment No. 3 has been updated to reflect the Company's third quarter financial results. [Note to Staff: We expect to file a formal amendment reflecting the third quarter financial results on November 12th.]

Dividend Policy, page 32

2.
You indicate that you expect to declare regular cash dividends following the offering, although you have not yet determined the amount of the dividends. Disclose the criteria that the board intends to consider in determining whether to declare a dividend. Also tell us on a supplemental basis the estimated initial dividend rate, or provide us with a range if the rate is not yet known. We may have further comment.

  The Company has revised its disclosure on page 32 of the Registration Statement to include the criteria that the board intends to consider in determining whether to declare a dividend.

  The Company currently estimates that the initial quarterly dividend rate will be between $0.04 and $0.05 per share.

Financial Statements of RAG

  Note 2—Summary of Significant Accounting Policies

    Property, Plant, Equipment, Mine Development Costs... page F-10

3.
Please remove the reference to coal reserves in the title of this subpart of Note 2. Refer to comment 56 in our letter dated September 17, 2004.

  The Company has revised the applicable disclosure on page F-10.

4.
We have reviewed your response to prior comment number 9 in our letter dated October 15, 2004, along with prior comment number 55 in our letter dated September 17, 2004, and continue to be unclear as to your accounting policies with regard to coal assets. We note your disclosure: "Costs of developing new mines or significantly expanding the capacity of existing mines are capitalized and principally amortized over the estimated useful lives of the mines using the straight-line method." With regard to this policy, tell us the specific nature of the expenditures involved. Also tell us why you believe that. amortization on a straight-line basis is more appropriate than the units-of-production basis. At your option, you may wish to arrange a telephone conference with us to discuss your response to this comment, at which time we will determine whether a written response continues to be necessary.

  The Company and its independent accountants, Ernst & Young LLP, discussed this comment with Ms. Sandra Eisen of the accounting Staff on November 3, 2004, and confirmed that there is no material difference to the Company's financial statements between the Company's use of the straight line method to amortize mine development costs and the units of production method. As agreed with Ms. Eisen, the Company has revised its disclosure in the "Property, Plant, Equipment and Mine Development Costs" caption of footnote 2 on page F-10 of the Registration Statement.

* * * * * * *

        We will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

        Please call me (212-455-3189) or Scott Fisher (212-455-2456) of my firm if you wish to discuss the Company's responses to the comment letter.

Very truly yours,
Edward P. Tolley III

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued November     , 2004

23,610,000 Shares

Foundation Coal Holdings, Inc.

Common Stock

        This is an initial public offering of shares of common stock of Foundation Coal Holdings, Inc. All of the 23,610,000 shares of common stock are being sold by us. We intend to use approximately $46.4 million of the proceeds from the sale of the shares being sold by us in this offering to repay certain of our indebtedness and for other general corporate purposes. We intend to use the remaining proceeds of approximately $350.0 million from the sale of the shares being sold by us in this offering to pay a dividend to our stockholders existing immediately prior to this offering, consisting of affiliates of First Reserve, Blackstone, AMCI and certain members of senior management.

        Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $17.00 and $19.00. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "FCL," subject to official notice of issuance.

        The underwriters have the option to purchase up to an additional 3,541,500 shares from us at the initial public offering price less the underwriting discount. We intend to use the proceeds we receive from any shares sold pursuant to the underwriters' option to pay an additional dividend to our existing stockholders.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 14.

	Initial public offering price	Underwriting discount	Proceeds, before expenses, to Foundation Coal Holdings, Inc.
Per Share	$	$	$
Total	$	$	$

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                        , 2004.

Morgan Stanley	Citigroup
UBS Investment Bank
Bear, Stearns & Co. Inc.
Credit Suisse First Boston
Lehman Brothers

                        , 2004

The Offering

Shares of common stock offered by us	23,610,000 shares.
Shares of common stock outstanding after this offering

44,392,433 shares (excluding 226,190 shares that may be dividended to our existing stockholders who are members of management if they receive their share of the $350.0 million dividend in shares of common stock instead of cash and including 3,541,500 shares that will be dividended to our stockholders existing immediately prior to this offering, consisting of affiliates of First Reserve, Blackstone, AMCI and certain members of senior management, assuming the underwriters do not exercise their option to purchase additional shares).
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $396.4 million. We intend to use approximately $46.4 million of the net proceeds ($42.4 million in the event the underwriters exercise their option to purchase additional shares) to repay certain of our indebtedness and for other general corporate purposes. We intend to use the remaining net proceeds of approximately $350.0 million to pay a dividend to our existing stockholders ($345.9 million if our existing stockholders who are members of management receive their dividend in shares of common stock instead of cash). See "Use of Proceeds." We also intend to use the proceeds we receive from any shares sold pursuant to the underwriters' option to pay an additional dividend to our existing stockholders.
Proposed New York Stock Exchange symbol	FCL

        Unless we specifically state otherwise, all information in this prospectus:

  •
  assumes no exercise by the underwriters of their option to purchase additional shares;

  •
  gives effect to (i) the 196,000 for one stock split effected on August 10, 2004 and (ii) the 0.879639 for one reverse stock split with respect to shares and 2.052392 stock split with respect to options we expect to effect immediately prior to the consummation of this offering;

  •
  assumes that we issue an additional 3,541,500 shares of our common stock to our existing stockholders, pursuant to a stock dividend that we will declare prior to the consummation of this offering, the terms of which will require that shortly after the expiration of the underwriters' option to purchase additional shares (assuming the option is not exercised in full) we issue to our existing stockholders the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option; and

  •
  excludes 3,536,431 shares, after giving effect to the 2.052392 for one option split, of common stock reserved for issuance in connection with outstanding options granted under our 2004 Stock Incentive Plan.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale by us of the shares of common stock being offered hereby, after deducting underwriting discounts and estimated offering expenses, will be approximately $396.4 million, assuming an initial public offering price per share of $18.00. We intend to use approximately $44.4 million of the net proceeds to repay certain of our indebtedness and $2.0 million for other general corporate purposes (in each case assuming an initial public offering price per share of $18.00). We intend to use the remaining net proceeds of approximately $350.0 million ($345.9 million if our existing stockholders who are members of management receive their dividend in shares of common stock instead of cash), assuming an initial public offering price per share of $18.00, to pay a dividend to our stockholders existing immediately prior to the offering, consisting of affiliates of First Reserve, Blackstone, AMCI and certain members of senior management. In the event that our existing stockholders who are members of management receive their share of the dividend in shares of common stock instead of cash, we will use the $4.1 million of proceeds to repay indebtedness or for general corporate purposes. We also intend to use the proceeds we receive from any shares sold pursuant to the underwriters' option to purchase additional shares to pay an additional dividend to our existing stockholders. In the event the underwriters exercise their option to purchase additional shares, the amount available to repay debt would be reduced to $40.4 million as a result of payment by us of the underwriting discount. However, in the event management receives their dividend in stock as described above, such amount would then increase to $44.5 million.

        Any change in the amount of net proceeds raised in the offering will either increase or decrease the cash dividend to be paid to our existing stockholders, as the case may be, but will not affect the amount of debt to be repaid.

        We currently expect that the indebtedness to be repaid with a portion of such net proceeds will be a portion of our term loan under the Senior Credit Facilities. The term loan currently accrues interest at LIBOR plus 2% per annum and is due to mature in seven years, with quarterly amortization prior thereto. The proceeds from the term loan were used, together with other related financings, to finance the Acquisition and to pay related transaction fees and expenses incurred in connection with the Acquisition and the related financings.

DIVIDEND POLICY

        Immediately prior to the consummation of this offering, we intend to declare three dividends, which will be payable to our existing stockholders on the record date to be set for those dividends.

  •
  The first dividend will be a cash dividend of $350.0 million ($345.9 million if our existing stockholders who are members of management receive their share of the dividend in shares of common stock instead of cash), assuming an initial public offering price per share of $18.00, which we will pay to our existing stockholders out of a portion of the net proceeds from this offering.

  •
  The second dividend will be a cash dividend of up to $63.7 million, assuming an initial public offering price per share of $18.00, which we will pay to our existing stockholders with all of the proceeds we receive from the shares sold pursuant to the underwriters' option to purchase additional shares.

  •
  The third dividend will be a stock dividend of up to 3,541,500 shares of our common stock, which we will pay to our existing stockholders, the terms of which will require that shortly after the expiration of the underwriters' option to purchase additional shares (assuming the option is not exercised in full) we issue to our existing stockholders the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.

        We expect to declare regular cash dividends following the offering, though the amount of such regular dividends has not yet been determined. The Board will determine the amount of any such dividends from time to time going forward based on (a) our results of operations and the amount of our surplus available to be distributed, (b) dividend availability and restrictions under our credit agreement and indenture, (c) the dividend rate being paid by comparable companies in the coal industry, (d) our liquidity needs and financial condition and (e) other factors that our board of directors may deem relevant. Foundation PA Coal Company's Senior Credit Facilities and indenture governing the Notes currently limit the ability of Foundation Coal Corporation, in the case of the indenture, and its direct parent in the case of the Senior Credit Facilities, to pay dividends to us.

Executive Compensation

        The following table sets forth information concerning the compensation of our chief executive officer and our other four most highly compensated executive officers for the year ended December 31, 2003.

Summary Compensation Table

		Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	All Other Compensation ($)
James F. Roberts President and Chief Executive Officer	2003	540,000	—	—	47,186	(1)
John R. Tellmann Senior Vice President, Sales and Marketing	2003	252,144	100,000	—	—
Greg A. Walker Senior Vice President, General Counsel and Secretary	2003	225,879	90,000	—	—
James A. Bryja Senior Vice President, Eastern Operations	2003	225,000	54,000	82,159	—
Thomas J. Lien Senior Vice President, Western Operations	2003	220,000	70,000	—	—

(1)
Represents an annual retirement payment pursuant to the terms of Mr. Roberts's employment agreement with RAG American Coal Holding, Inc., which was terminated in connection with the Acquisition.

  2004 Stock Incentive Plan

        Our board of directors has adopted an incentive plan which is designed to assist the company in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of the company by providing compensation and incentives through the granting of awards. The plan permits us to grant to our key employees, directors and consultants stock options, stock appreciation rights, or other stock-based awards. In connection with the plan, we have entered into stock option agreements with Messrs. Roberts, Tellman, Walker, Bryja, Wood, Olsen, Beck and Peelish.

        Administration.    Our compensation committee administers the 2004 Stock Incentive Plan. The committee determines who will receive awards under the 2004 Stock Incentive Plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the awards consistent with the terms of the plan. The committee is authorized to interpret the 2004 Stock Incentive Plan, to establish, amend and rescind any rules and regulations relating to the 2004 Stock Incentive Plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee may correct any defect or supply any omission or reconcile any inconsistency in the 2004 Stock Incentive Plan in the manner and to the extent the committee deems necessary or desirable.

        Shares Reserved for Awards, Limits on Awards and Shares Outstanding.    The total numbers of shares of our common stock initially available for issuance or delivery under the 2004 Stock Incentive Plan and after giving effect to the 2.052392 for one stock split with respect to options we expect to effect immediately prior to the consummation of this offering is 3,978,483 shares. As of November 1, 2004 and after giving effect to the 2.052392 for one stock split we expect to effect immediately prior to the consummation of this offering, there were 3,536,431 stock options outstanding at an exercise price of $4.87 per share with respect to time options and an exercise price per share of $8.53 with respect to time-accelerated options.

        In the event of any other stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar transaction, the committee will adjust (i) the number or kind of shares or other securities that may be issued or reserved for issuance pursuant to the 2004 Stock Incentive Plan or pursuant to any outstanding awards, (ii) the option price or exercise price and/or (iii) any other affected terms of such awards.

        Stock Options.    The 2004 Stock Incentive Plan permits the committee to grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as nonqualified stock options. The committee establishes the duration of each option at the time it is granted, with a maximum ten-year duration for incentive stock options. The committee may establish vesting and performance requirements that must be met prior to the exercise of options.

        Stock option grants may include provisions that permit the option holder to exercise all or part of the holder's vested options, or to satisfy withholding tax liabilities, by tendering shares of common stock already owned by the option holder for at least six months (or another period consistent with the applicable accounting rules) with a fair market value equal to the exercise price. Stock option grants may also include provisions that permit the option holder to exercise all or part of the holder's vested options through an exercise procedure, which requires the delivery of irrevocable instructions to a broker to sell the shares obtained upon exercise of the option and deliver promptly to us the proceeds of the sale equal to the aggregate exercise price of the common stock being purchased.

        Stock Appreciation Rights.    The committee may also grant stock appreciation rights, either alone or in tandem with underlying stock options, as well as limited stock appreciation rights, which are exercisable upon the occurrence of certain contingent events. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash or shares of our common stock (as determined by the committee) equal in value to the excess of the fair market value of the shares covered by the right over the grant price.

        Other Stock-Based Awards.    The 2004 Stock Incentive Plan permits the committee to grant awards that are valued by reference to, or otherwise based on, the fair market value of our common stock. These awards will be in such form and subject to such conditions as the committee may determine, including the satisfaction of performance goals, the completion of periods of service or the occurrence of certain events.

        Change-in-Control Provisions.    The committee may, in the event of a change in control, provide that any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable. In addition, the committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and the payment of a cash amount in exchange for the cancellation of an award, and/or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award.

        Amendment and Termination.    Our board of directors may amend or terminate the 2004 Stock Incentive Plan at any time, provided that no amendment or termination will be made diminishes the rights of the holder of any award. Our board of directors may amend the plan in such manner as it deems necessary to permit awards to meet the requirements of applicable laws.

RAG American Coal Holding, Inc. and Subsidiaries
(A Wholly Owned Subsidiary of RAG Coal International AG)

Notes to Consolidated Financial Statements (continued)

(Dollars in thousands)

2.    Summary of Significant Accounting Policies (Continued)

Other Current Assets

        Other current assets consist primarily of prepaid expenses, including deferred longwall move costs and advance mining royalties. The Company defers the direct costs, including labor and supplies, associated with moving longwall equipment and the related equipment refurbishment costs in other current assets. These deferred costs are amortized on a units-of-production basis over the life of the subsequent panel of coal mined by the longwall equipment. Deferred costs that are anticipated to be amortized into production within one year are included in current assets. All other deferred costs are included in noncurrent assets.

Property, Plant, Equipment and Mine Development Costs

        Costs to obtain coal lands and leased mineral rights are capitalized and amortized to operations on the units-of-production method utilizing only proven and probable reserves in the depletion base. Costs of developing new mines or significantly expanding the capacity of or extending the lives of existing mines are capitalized and principally amortized using the straight-line method over the period during which each capitalized expenditure benefits production. Mobile mining equipment and other fixed assets are stated at cost and depreciated on a straight-line basis over the estimated useful lives ranging from 1 to 20 years or on a units-of-production basis. Leasehold improvements are amortized over their estimated useful lives or the term of the lease, whichever is shorter. Major repairs and betterments that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are generally expensed as incurred.

Coal Supply Agreements

        Coal supply agreements represent the fair value of purchased sales contracts. The asset is amortized over the term of the contracts based on the tons of coal shipped under each contract. Accumulated amortization of coal supply agreements was $80,570, $98,483 and $106,278 at December 31, 2002 and 2003 and at June 30, 2004, respectively.

Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of

        Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using

F-10

DRAFT—For Discussion Purposes Only
Foundation Coal Holdings and Subsidiaries
Accounting Policy with Regard to Amortization of Mine Development Costs

Examples of Expenditures Capitalized as Mine Development Costs

Ventilation shafts at underground mines
Bleeder shafts at underground mines
Portals at underground mines
Slopes at underground mines
Underground corridors to access new mining areas
Boreholes where electric power and utilities enter underground mines
Highway relocations at surface mines
Initial access roads at surface mines
Construction of sediment control structures at surface mines
Powerline and pipeline relocations at surface mines
New or expanded coal refuse impoundments

Example of Amortization Life Used for a Hypothetical Development Cost

        A longwall underground mine is designed with longwall panels in three distinct areas or districts (A District, B District, C District). Each district is expected to take four years to mine and will be mined in alphabetical sequence over a twelve year period. Each district requires a ventilation shaft and a bleeder shaft. The shafts are developed in the year prior to the start of mining in each district. The capitalized development costs of the ventilation shaft and bleeder shaft for District A are amortized over years 1 through 4 of mining, which is the estimated time period over which the coal in District A is mined. The capitalized development costs of the ventilation shaft and bleeder shaft for District B are amortized over years 5 through 8 of mining, which is the estimated time period over which the coal in District B is mined. The capitalized development costs of the ventilation shaft and bleeder shaft for District C are amortized over years 9 through 12 of mining, which is the estimated time period over which the coal in District C is mined. Each ventilation and bleeder shaft is amortized over only the specific period during which mining is benefited by the specific shafts.

Rationale for using the straight line method of amortization

        For many years, the predecessors to Foundation Coal Holding, Inc. have amortized capitalized development costs on a straight-line basis over the time frame during which production is benefited by the specific capitalized development expenditure. For most development costs, the months or years that the development cost will benefit mining can be estimated from mine plans and timing maps. Since Foundation's coal mines generally operate at consistent levels of production on a monthly and annual basis, straight-line amortization represents a reasonable and rational method by which to assign costs to the coal produced, and produces amortization expense that is not materially different from amounts that would result from applying the units-of-production method over quantities of coal produced.

Revised Description in the "Property, Plant, Equipment, and Mine Development Costs" caption of footnote 2

        Costs to obtain coal lands and leased mineral rights are capitalized and amortized to operations on the units-of-production method utilizing only proven and probable reserves in the depletion base. Costs of developing new mines or significantly expanding the capacity of or extending the lives of existing mines are capitalized and principally amortized using the straight-line method over the period during which each capitalized expenditure benefits production. Mobile mining equipment and other fixed assets are stated at cost and depreciated on a straight-line basis over the estimated lives ranging from 1 to 20 years or on a units-of-production basis. Leasehold improvements are amortized over their estimated useful lives of the term of the lease, whichever is shorter. Major repairs and betterments that significantly extend original useful lives or improve productivity are capitalized and depreciated over the period benefited. Maintenance and repairs are generally expensed as incurred.

QuickLinks

The Offering
USE OF PROCEEDS
DIVIDEND POLICY
Summary Compensation Table
DRAFT—For Discussion Purposes Only Foundation Coal Holdings and Subsidiaries Accounting Policy with Regard to Amortization of Mine Development Costs